Mail Stop 0308

							April 8, 2005



Jing An Wang,  Chief Executive Officer
Secured Data, Inc.
16B/F Ruixin Road Bldg.
No. 25 Gaoxin Road
Xi An 710075 Shaanxi Province
China


	RE:	Secured Data, Inc.
		Item 4.01 Form 8-K filed March 18, 2005 as amended April
7,
2005
            	File No. 0 - 32253


Dear Mr. Wang:

          We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In our comment letter of March 28, 2005 we asked you make certain representations in writing and file those representations as an EDGAR correspondence file. We do not see where you have done this. Please revise to do so.
2. From information publicly available from the Public Company Accounting Oversight Board (PCAOB), it does not appear that either Jimmy C. H. Cheung & Co. or Kreston International are registered with the PCAOB. Please tell us your plans with respect to engaging an independent accountant who is registered with the PCAOB or advise.
3. Please revise your filing to state if the dismissal of Epstein Weber & Conover was approved by the Board of Directors. See Item 304(a)(1)(iii) of Regulation S-B and revise accordingly.
4. In prior comment three we asked you to make a positive statement as to whether or not there were any disagreements. We do not see how you responded to this comment since the disclosure in paragraph three still states that you are not aware of any disagreements. Please either revise the disclosure or tell us why you believe it is appropriate.


Jing An Wang
Secured Data, Inc.
April 8, 2005
Page 2


5. The disclosure in the first sentence of the fifth paragraph is not clear to us. The information required by Item 304(a)(1) of Regulation S-B may not be included as an exhibit, and in fact it does not appear to be. You are correct that the letter required by Item
304(a)(3) of Regulation S-B should be included as an exhibit. Please revise or advise.
6. The information in the fourth paragraph should be revised to comply with Item 304(a)(1)(ii) of Regulation S-B. As written, you do not state if any report included an adverse opinion, or disclaimer of opinion, or was modified except as you have disclosed. Also, it is not clear what period you are referring to in the first part of the first sentence of the fourth paragraph. Please revise to clearly cover the period specified in Item 304(a)(1)(ii) of Regulation S-B.
If the former auditor did not issue a report for each of the past two years, we suggest that you disclose this fact.


	The amendment requested above should be filed within five business days from the date of this letter, or we should be advised by that date when it will be filed. The amendment should include another updated letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A.  Any questions regarding the above should be directed
to me at (202) 942-1809, or in my absence, to Robert Benton at
(202)
942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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